

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 23, 2007

Mr. Ted Kozub
Chief Financial Officer
Quantum Energy, Inc.
29-3800 Pinnacle Way
Gallaghers Canyon, Kelowna, BC, Canada
 V1W 3Z8

> **Re: Quantum Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended February 28, 2006**
> **Filed June 14, 2006**
> **Form 10-QSB for Fiscal Quarter Ended May 31, 2006**
> **Filed July 20, 2006**
> **Form 8-K**
> **Filed May 24, 2006**
> **File No. 333-118138**

Dear Mr. Kozub:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed, May 24, 2006

1.   We note your Form 8-K that appears to indicate your acquisition of KOKO
        Petroleum Inc.'s producing oil and gas assets. We are unable to locate related
        financial statements and pro forma information required under Rules 3-05 and 11-
        01(a) of Regulation S-X. Also refer to SAB Topic 2:D, questions 4 and 7 for
        additional guidance. Please file the necessary financial statements and pro forma
        financial information or otherwise, please tell us why you don't believe this
        information is necessary. Include with your pro forma disclosures, a presentation
        of pro forma reserve information in a roll-forward format and a pro forma
        standardized measure. Please refer to SFAS 69 for formats of these disclosures.

Form 10-QSB for the Fiscal Quarter Ended May 31, 2006

2.   It appears that you have changed the focus of your business to an enterprise
        engaged in the exploration for, and the development and production of oil and
        gas. Please tell us how you have considered expanding your accounting policy
        disclosures to include your accounting policy for oil and gas activities. Please
        refer to SFAS 19 or Rule 4-10 or Regulation S-X for additional guidance. In
        addition, please be advised of the annual reporting requirements found in SFAS
        69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                    Sincerely,

                                    Jill S. Davis
                                    Branch Chief